Management’s Discussion and Analysis

For the three month period ended March 31, 2012

As of May 15, 2012

TABLE OF CONTENTS

INTRODUCTION [3]

OVERVIEW [3]

VATAKOULA GOLD MINES PLC [7]

OUTLOOK [10]

SUMMARY OF QUARTERLY RESULTS [10]

REVIEW OF FINANCIAL RESULTS [11]

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [12]

OUTSTANDING SHARE DATA [13]

OFF-BALANCE SHEET ARRANGEMENTS [13]

RELATED PARTY TRANSACTIONS [13]

ACCOUNTING POLICIES [13]

FINANCIAL INSTRUMENTS [14]

INTERNAL CONTROLS OVER FINANCIAL REPORTING [15]

CRITICAL ACCOUNTING ESTIMATES [15]

RISK FACTORS [17]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS [24]

CAUTIONARY NOTE TO U.S. INVESTORS [24]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated May 15, 2012, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three months ended March 31, 2012. In order to better understand the MD&A, it should be read in conjunction with the unaudited interim financial statements and notes thereto for the three months ended March 31, 2012 and the audited financial statements, notes and MD&A for the year ended December 31, 2011.

The Company’s unaudited interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s non-independent Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (“Prairie Creek”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne, a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. (Technical Report, December 28, 2011, Alan B. Taylor, P. Geo., Non-Independent Qualified Person, in compliance with National Instrument 43-101). The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver. The Measured and Indicated Resource is capable of supporting a mine life in excess of 14 years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The primary objectives of the Company are to complete a feasibility study, rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary operating permits so as to bring the Mine into production at the earliest opportunity.

Canadian Zinc also currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 13% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula gold mine located in Fiji.

The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production. Canadian Zinc has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities.

Positive Environmental Assessment

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

After successful completion of a nearly four year environmental assessment process, the Mackenzie Valley Environmental Impact Review Board (“Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine on December 8, 2011.

The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board (“Water Board”).

Work Plan and Directive on Class ‘A’ Water Licence

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permit for the operation of the Prairie Creek Mine. In February 2012 the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board has completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012 issued a Directive on the additional information that is required by the Water Board at this stage of the Regulatory Process. The Water Board has also issued a Work Plan to be followed towards the issue of these permits which envisages completion of the Public Hearing, required by the Mackenzie Valley Resource Management Act, in November and the issue of a draft water licence by December 23, 2012. The expectation is that the final Water Licence will be sent to the Minister of Aboriginal Affairs and Northern Development for signature in February 2013.

The Work Plan and schedule issued by the Water Board are generally as expected by the Company and provide a schedule and key dates for the issue of a draft Water Licence before the end of the current year. The Work Plan provides for the submission of additional information which will be generated over the summer and the Company will be working closely with all parties to resolve any outstanding issues and further the permitting process to successful completion as soon as possible.

During the course of the Environmental Assessment the Company committed to further water quality/treatment studies. In the fall of 2012 the Company collected a 700kg bulk composite sample of mineralization from the 870m and 930m underground levels at Prairie Creek. The material was shipped to SGS Minerals Services in Vancouver for processing. The sample was crushed and sorted then sent to SGS Lakefield to undergo Dense Media Separation and then returned to Vancouver. SGS is now proceeding with a number of locked cycle tests in order to generate mineral concentrates, waste tailings and waste water. The locked cycle test will be performed with water that was collected and shipped down from the Prairie Creek Mine in order to produce representative process water. The process water will undergo further treatment studies conducted by CEMI Labs and toxicity studies by Hatfield Consultants.

Documentation related to this regulatory process is posted on the Water Board website at http://www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

New Mine Decline Development Permit Issued

In May 2012 the Water Board issued a new Class ‘A’ Land Use Permit MV2012C0008 for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring May 9, 2017. The new Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

The new decline and underground development will be strategically located to facilitate the drilling of key areas and also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Class “B” Water Licence Amended and Extended

The Water Board also approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence has been extended to September 9, 2019.

Road Land Use Permits

In April 2012 the Water Board approved an extension of the Company’s Land Use Permit MV2003F0028 for the use of the road that connects the Prairie Creek Mine to the Liard Highway. The LUP for use and maintenance of the existing access road alignment was extended for a term of two years until April 2014. This permit will allow CZN to undertake road rehabilitation work from the Mine to the boundary of the Nahanni National Park Reserve, and prepare the road for operational use. The permit will also allow use of the road for the re-supply and maintenance of the Mine, but does not provide for the planned operational use of the road.

The Water Board has also notified the Company that the applications made for a LUP and Water Licence to construct and operate the proposed new road alignment portions of the road, situated on Crown land, which will be used for operations, are complete and the applications will now enter the review phase. The proposed re-alignments of the access road were considered as part of the Environmental Assessment and were approved by the Review Board in December 2011.

Land use permits and water licences relating to the road access, part of which passes through Nahanni National Park Reserve, are now multi-jurisdictional and the Company has applied to both the Water Board and Parks Canada for these road related permits and licences.

In April 2012, the Company met with Parks Canada at a two day technical session in Fort Simpson, NWT, to discuss the applications associated with road access through Nahanni National Park Reserve. Representatives of the Nahanni Butte Dene Band and the Dehcho First Nations were represented at the technical session.

Prairie Creek Development Plan and Feasibility Study

In February 2011, the Company engaged SNC-Lavalin Inc. ("SNC") of Vancouver to assist in the ongoing development of the Prairie Creek Project and to complete a feasibility study on the Prairie Creek Mine. Some SNC personnel have had involvement in the Prairie Creek Project since it was originally designed by Kilborn Engineering (subsequently acquired by SNC) and constructed in 1982. SNC is experienced in the design, development and delivery of mining, processing, tailings, infrastructure and transportation facilities and also has comprehensive knowledge with respect to the unique challenges of designing and constructing mine projects in the Northwest Territories

The scope of SNC’s work includes detailed engineering and design, including mining equipment, on-site and off-site infrastructure, transportation and logistics; capital and operating cost estimates for underground mining, preliminary designs of stoping methods and layouts; capital cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds; construction schedule and execution plan. Much of this work was completed during 2011.

The SNC work has progressed during 2012 with primary focus on water treatment, storage facilities, milling and processing costs. In particular, a power load schedule was developed for the mill and site facilities in order to determine the amount of power generation required to support the proposed mining operation. Quotes have been requested for diesel generation units that also utilize a heat recovery system to further support the needs of the mine site. Further engineering design was completed on water treatment plant, concentrate storage sheds and water storage ponds.

In addition, AMC Consultants was retained to provide an updated independent resource calculation for the Prairie Creek Mine which will also be incorporated into the feasibility work program.

It is expected that a report covering the first stages of SNC’s work will be completed during the second quarter of 2012 and will generate capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining, processing and transportation. Further site investigation and geo-technical work will continue during the summer of 2012 and will be incorporated, along with updated permitting parameters, into a second report planned be completed later in 2012, which updated report would form the basis of a formal feasibility study.

It had been anticipated that SNC would complete the feasibility study in the first quarter of 2012, however this work has been slightly delayed by the decision, because of regulatory disclosure requirements, to obtain an up-to-date independent resource estimate, and by delays in obtaining certain technical specifications and cost estimates. Based on the work to date and pending receipt of the SNC report, the Company currently anticipates that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will, subject to final design and operating permit conditions, be in the range of $150 to $160 million. This anticipated capital cost is somewhat higher that the Company’s previous estimates, which were in the range of $120 million, largely as a result of the inclusion of some new features, additional water storage facilities and general cost inflation.

2012 Prairie Creek Site Programs

With a flow-through exploration budget of $2.5 million, the Company plans to continue the deep-hole diamond drill exploration program at Casket Creek utilizing the Company’s TM-2500 coring rig, approximately 1.6 kilometres north of the most northern drillhole that defines the present mineral resource. It is planned to continue for the first part of the summer in the Casket Creek area in order to complete wedging some drill holes around last year’s intercept in hole PC-11-187W2 which intersected 5% Pb and 11% Zn over 3.5 metres of core length. After completion of this phase of drilling at Casket Creek the drill rig will be moved back south, closer to the Prairie Creek Mine Site, to drill in the area between the northern extent of the currently defined resource and the Casket Creek area.

At the same time the Company’s Longyear drill rig will focus on infill areas closer to minesite and within the defined resource. Specific targets will be areas that have the potential to be upgraded from the inferred category to the indicated resource category. Most of these holes will be targeted at depth and along strike in the proximity of the known underground workings. The Company has contracted Cabo Drilling (Pacific) Corp to supply manpower and technical supervision for the 2012 drilling program.

The Prairie Creek Mine Site was re-opened in early April, 2012 and is undergoing maintenance and repair of equipment in preparation for the upcoming summer activity. An airlift of equipment was undertaken in early May which included mobilisation of an auger drill rig contracted from Mobile Augers and Research Ltd., in Edmonton. The auger drill is scheduled to complete a series of geotechnical holes around the various site facilities and proposed new facilities, including the water storage pond and waste rock pile areas, in order to complete further engineering studies for design and construction purposes. A series of hydrological wells are also planned to be drilled to further detail and monitor the groundwater hydrology of the site area in preparation for mining activities.

Further geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas are also planned. These will include assessment of bridge crossings, reducing steep grades and further substratum assessment. A detailed aerial LIDAR survey is planned to be completed by McElhanney Surveying, utilizing fixed wing aircraft, when field conditions permit. This survey will provide an accurate baseline for route planning of the re-aligned road route areas, resulting from the recent Environmental Assessment, and also provide a solid basis for construction planning.

Training

The Company has begun onsite training programs which will take place at the Prairie Creek Mine Site. These training programs are being undertaken with assistance from the Federal Government, Human Resources and Skills Development Canada, in the “More Than a Silver Lining” aboriginal training program, specifically for the Prairie Creek Mine, and administered by the NWT Mine Training Society. These programs include training for safety officers, diamond drilling operators, geological field assistants and camp catering. Other training programs, which will occur off-site, are currently being planned and co-ordinated by the Company and the Mine Training Society which has opened an office and training center in Fort Simpson.

VATAKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 13% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark- to-market loss on its investment in Vatukoula Gold Mines during the three months ended March 31, 2012 of $1.5 million. At March 31, 2012, the Company’s investment in VGM had a market value of $12.198 million. The market value of the Company’s investment in VGM at May 14, 2012, was $9.466 million. The outlook for this investment is dependent on the ongoing performance of VGM.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents.

For further information on VGM refer to the company’s website: www.vgmplc.com

VGM is the owner of the Vatukoula gold mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold. VGM acquired the mine in 2008 and aims to achieve sustained profitable production of 100,000 ounces of gold per annum.

The Vatukoula Gold Mine is currently both an open pit and underground operation but in the medium term is expected to become predominantly an underground mine. Once the ore is transported to the surface it is crushed, enriched and refined at the on-site treatment plant, to produce gold dore. Gold dore produced at the mine is typically 80% gold, 19% silver and 1% base metals such as copper and iron. The gold dore is sold to the Perth Mint in Australia.

VGM’s unaudited interim operational results for the second quarter and six months ended February 29, 2012, expressed in British Pounds (GB£) and prepared in accordance with IFRS, were reported as follows:

	3 months ended Feb 2012 (Q2)	3 months ended Feb 2011 (Q2)	6 months ended Feb 2012	6 months ended Feb 2011
Gold produced (ounces)	14,315	11,442	29,999	30,092
Gold sales (ounces)	13,869	11,687	28,456	29,743
Average gold price received per ounce (US$)	1,639	1,365	1,663	1,326
Mine profit / (loss) for the period (unaudited)*	£0.9 million	£(2.0) million	£2.3 million	£2.2 million
*Mine profit / (loss) for the period excludes any gains / (losses) from movements in unrealised foreign exchange rates.

Gold production for the second quarter was 14,315 ounces, compared to 11,442 ounces for the second quarter ended February 2011. For the six months gold production was 29,999 ounces, remaining steady as compared to the same period in the previous year.

VGM reported net income of £1.0 million, on revenue of £30.4 million, for the six months ended February 29, 2012 compared to income of £1.3 million, on revenue of £25.2 million, in the same period in the previous year.

VGM reported mine profit for the quarter was £0.9 million (unaudited), compared to a loss of £2.0 million (unaudited) in the same period last year. Mine profit for the six month period was £2.3 million, compared to a profit of £2.2 million in the same period in 2011.

Production Summary

	3 months ended Feb 2012 (Q2)	3 months ended Feb 2011 (Q2)	6 months ended Feb 2012	6 months ended Feb 2011
Underground Mining
Total tonnes mined (ore, waste & capital)	116,462	94,116	242,768	195,832
Operating & Strike Drive Development (metres)	5,173	5,113	11,260	10,387
Capital Development (metres)	1,004	496	1,978	966
Development (metres)	6,177	5,610	13.238	11,354
Sulphide Plant
Ore delivered (tonnes)	79,158	73,086	165,339	154,000
Sulphide head grade (grams / tonne)	5.70	5.40	5.68	5.97
Oxide Plant
Ore delivered (tonnes)	37,061	30,143	78,994	82,825
Oxide head grade (grams / tonne)	2.34	1.30	2.09	1.52
Total (Sulphide + Oxide)
Ore processed (tonnes)	115,919	103,480	243,284	238,126
Average ore head grade (grams / tonne)	5.01	4.19	4.77	4.38
Total Recovery (%)	78.85%	81.9%	80.0%	83.4%
Gold produced (ounces)	14,315	11,442	29,999	30,092
Gold shipped (ounces)	13,869	11,687	28,456	29.743
Cash Costs
Total cash cost / produced ounce*(US$) (unaudited)	1,419	1,530	1,415	1,127
Total cash cost / ore tonne (US$) (unaudited)	170	173	166	141
Average realised gold price (US$ / ounce)	1,639	1,365	1,663	1,326
Mine (loss) / profit for the period (unaudited)**	£0.9 million	£(2.0) million	£2.3 million	£2.2 million
*        excludes amortization and depreciation, unrealised foreign exchange rate movements and provisions
** Mine profit / (loss) for the period excludes any gains / (losses) from movements in unrealised foreign exchange rates.

Underground Mining and Development

The six months ended February 29, 2012 was a period of increased activity at the Vatukoula Mine with significant increases in total underground tonnes mined and increased capital and strike drive development meters. Underground ore mined and delivered for the six months was 165,339 tonnes compared to 154,000 tonnes in the same period in 2011, showing steady progress in the underground development program. Underground development for the year to date was 13,238 metres up from 11,354 metres achieved in the comparable period last year.

The underground development program has been maintained and is showing steady progress. The mine's long term target is to have 1,000 metres of available operating face length, which will allow the mine to produce the required tonnages to achieve its long-term target of 100,000 ounces of gold per annum. Currently the mine is operating with approximately 550 meters of available face length.

The effect of heavy rainfall in Fiji during the month of January impacted mine production and Fiji experienced heavy rain again in April. VGM expects that the disruption will reduce anticipated gold production for the third quarter by approximately 2,000 to 3,000 ounces.

Milling Operations

During the quarter and six months, the Vatukoula Treatment Plant ("VTP") processed 115,919 tonnes and 243,284 tonnes, respectively, of combined sulphide and oxide ores at average grades of 5.01 g/t and 4.77g/t, respectively.

Recoveries for second quarter and the six months ran at 78.85% and 80% respectively, slightly lower than the same periods last year. The lower recovery is attributable to the mixed nature of the material delivered from the waste dump at the Philip Shaft. This material is somewhat higher grading than the traditional oxide material but is a mixture of sulphide and oxide material, which results in a lower recovery in the CIP circuit.

The mine shipped and sold 13,869 ounces of gold during the quarter and a total of 28,456 ounces for the six months ended February 29, 2012.

VGM Financial Results and Operating Costs

VGM reported that net cash generated in operating activities was £4.4 million for the six month period ended February 20, 2012, an increase of £1.6 million compared to the same period last year in which cash of £2.8 million was generated.

Cash flow used in investing activities equated to £6.9 million for the six months, which represents a 31% increase from the £5.2 million used in the same period last year. Of the £6.9 million used in investing activities £3.2 million (2011: £3.7 million) was used in the purchase of plant and equipment and £3.7 million (2011: £1.6 million) was used in underground development and resource / exploration drilling. The continued investment in the Vatukoula Gold Mine represents the capital expenditure required to achieve VGM’s production growth strategy and long term expansion strategy.

For second quarter VGM reported that the mine made a net profit of £0.9 million (unaudited) compared to a loss of (£2.0) million (unaudited) during the same period last year. The improvement is due to higher grade delivered to the mill and an increase in the average realized gold price, which increased to US$/1,663 ounce from US$/1,365 ounce during the same period last year.

For the six months VGM reported that the mine made a net profit of £2.3 million (unaudited) compared to a profit of £2.2 million (unaudited) during the same period last year. The slight increase in profitability is primarily a result of the increase in the average realized gold price, largely offset by industry wide increases in mining costs which affected the cash cost per tonne, which increased by US$25 per tonne compared to the same period last year.

In the second quarter, total cash costs per tonne mined and processed was US$170 per tonne, compared to US$173 per tonne in the same period last year. The primary driver for the decrease in total costs, and therefore the lower cash cost per tonne, was changes in gold stock and gold in circuit ("gold inventory"). The fluctuations in gold inventory levels and valuation occurred as a result of varying operating costs and higher inventory levels between the two periods. Total cash cost per ounce of gold produced in the quarter was US$1,419, down from US$1,530 in the same period last year.

The effect of the heavy rainfall in Fiji during the month of April impacted mine production for almost one week. Reduced shaft capacity was experienced for about twelve days and limited hoisting occurred during this time. VGM expects that the disruption will reduce anticipated gold production for the third quarter by about 2,000 to 3000 ounce and as a result of the lower production expects an increase in the cash cost per tonne and cash cost per ounce. VGM is working to try to ensure that there will be no material adverse effect on its forecast of annual production of 65,000 ounces.

At February 29, 2012 VGM reported cash and cash equivalents of £4.5 million, compared to £11.6 million at February 28, 2011.

Strategic Investment in VGM

In April 2012, VGM announced that it entered into a subscription agreement with Zhongrun International Mining Co. Ltd. ("Zhongrun") whereby Zhongrun subscribed for 9,000,000 new ordinary shares in VGM at a price of £0.60 per share to raise £5.4 million Zhongrun will hold approximately 9.2% of the enlarged issued share capital of VGM.

In addition, VGM agreed to grant to Zhongrun an option to acquire an additional 9,000,000 ordinary shares in VGM, exercisable at a subscription price of £0.77 per share and exercisable any time on and before 23 July, 2012. If exercised, the Option would represent approximately 8.4% of the enlarged issued share capital of VGM.

Zhongrun International Mining Co., Ltd. is a wholly owned subsidiary of Zhongrun Resources Investment Corp. ("Shandong Zhongrun") a public company based in Jinan City, the Peoples Republic of China. Shandong Zhongrun is listed on the main board of the Shenzhen Stock Exchange and is engaged in mineral resources exploration and development and equity investment in companies with precious and non-ferrous metals projects. In December 2011 Zhongrun made an investment of $10 million in Canadian Zinc and currently holds approximately 9.6% of the outstanding common shares of Canadian Zinc.

OUTLOOK

Canadian Zinc’s continued focus for 2012 will be to advance the Prairie Creek permit applications through the regulatory phase, to the issue of permits allowing for production. The recent issue in May 2012 of a new underground development permit and the extensions of the current water licence and road permits represent significant steps forward that will enable the continuation of the ongoing development of the Prairie Creek Mine. At March 31, 2012, the Company had working capital of $27 million and is well positioned to carry out its planned 2012 programs.

Working with SNC Lavalin and other consultants, the Company plans to advance the development of the Prairie Creek Project. It is expected that a report covering the first stages of SNC’s work will be completed during the second quarter of 2012. Further site investigation and geo-technical work, under the direction of SNC, will continue during the summer of 2012 and it is expected that a second report will be completed later in 2012, which updated report would form the basis of a formal feasibility study.

The Company also plans to conduct further technical work to assist in this process and will involve further planning and design, site investigations to further assess the existing infrastructure, optimize the mill plan layout and further assess the transportation corridor. Further data gathering and testing of specific mine aspects, mainly related to water treatment and management, are expected to continue as part of regulatory phase of the permitting process.

As part of the ongoing mine development process the Company also plans to engage in discussions with various smelters and metal traders with regard to the processing and marketing of the lead and zinc concentrates expected to be produced by the Prairie Creek Mine.

The Company has recently commenced its 2012 exploration and development programs at the Prairie Creek Mine Site. With an exploration budget of $2.5 million, the Company plans to continue the deep-hole diamond drill exploration program at Casket Creek, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

SUMMARY OF QUARTERLY RESULTS

(Unaudited) Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
March 31, 2012	$ 48	$ (2,532))	$ (0.02))
December 31, 2011	4	(3,518))	(0.03))
September 30, 2011	9	(5,293))	(0.04))
June 30, 2011	16	(10,307))	(0.08))
March 31, 2011	21	(14,244))	(0.11))
December 31, 2010	12	7,400	0.06
September 30, 2010	12	8,379	0.07
June 30, 2010	14	(4,529))	(0.04))
All quarterly results prepared in accordance with IFRS	(thousands of dollars except per share amounts)

The Company’s investment income increased in the first quarter of 2012 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011 and early 2012 but decreased over the four quarters of 2011 as the Company funded its operating activities. In addition, the decline in the rate of return for such investments has remained significantly low following the global economic crisis for all eight quarters.

The net income for the last two quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the first quarter of 2012, the four quarters of 2011 and the second quarter of fiscal 2010 primarily represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim financial statements of the Company for the three months ended March 31, 2012 and other public disclosure documents of the Company.

For the three months ended March 31, 2012, the Company reported a net loss and comprehensive loss of $2,532,000 compared to net loss and comprehensive loss of $14,244,000 for the three months ended March 31, 2011. The net loss in the three months ended March 31, 2012 included a mark-to-market loss of $1,509,000 on the Company’s shares in Vatukoula Gold Mines plc, compared to a mark-to-market loss of $12,880,000 in the three months ended March 31, 2011. Excluding the loss on the shares in Vatukoula, the Company recorded a loss of $1,023,000 in the first quarter, compared to a similar loss of $1,364,000 in the same period last year.

Exploration and Evaluation Costs

For the three months ended March 31, 2012, the Company expensed $607,000 on its exploration and evaluation programs at Prairie Creek compared to $760,000 for the three months ended March 31, 2011. Details of the exploration and evaluation costs are shown in Note 12 to the unaudited interim financial statements for the three months ended March 31, 2012.

The overall decrease in expenditures at the Prairie Creek Mine Site relates primarily to the decreased expenditures related to the ongoing feasibility study and the permitting process amounting to $167,000 (March 31, 2011 - $323,000) and $148,000 (March 31, 2011 - $336,000) respectively. The increased costs in the camp operation and project development and diamond drilling categories of $129,000 (March 31, 2011 - $60,000) and $85,000 (March 31, 2011 - $3,000) respectively arose primarily because of preparatory plans by the Company to open the Prairie Creek Mine Site earlier than in previous years

The process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. As described in this MD&A the Company considers that it has made continued progress in this process. The Company intends to continue to work through the process for obtaining operating permits in 2012 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three months ended March 31, 2012 was $48,000 versus $21,000 for the comparative period. The increase is attributable to the overall increase in amounts available for investment during the three month period ended March 31, 2012 versus the comparative period.

Administrative Expenses

The decrease in administrative expenses (excluding share-based compensation and depreciation) of $1,048,000 for the three months ended March 31, 2012 versus $1,396,000 for the three months ended March 31, 2011, primarily arose from decreased corporate development activities.

Other Income (Expenses)

Share-based compensation: Share-based compensation totaled $24,000 for the three months ended March 31, 2012 versus $64,000 for the comparative period due to a lower amount of unvested stock options in the current comparative period. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Loss on marketable securities: The Company reported a loss on marketable securities of $1,509,000 for the three months ended March 31, 2012 versus a loss of $12,880,000 for the comparative period. The loss arose as a result of the decrease in quoted prices for the marketable securities in which the Company invested. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the three months ended March 31, 2012 is based upon the closing market bid price of the shares at March 31, 2012.

Foreign Exchange: The Company incurred a foreign exchange loss of $nil for the three months ended March 31, 2012 compared with a loss of $20,000 in the comparative period. The Company does not currently hold any foreign currencies.

Tax Deduction Recovery

During the three months ended March 31, 2012, the Company renounced explorations and evaluation expenses deductible for Canadian income tax purposes of $2,456,000 in respect of the flow-through shares issued in 2011. As at March 31, 2012, the Company has incurred eligible exploration and development costs of $143,000. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $295,000, and recognized a tax deduction recovery during the three months ending March 31, 2012 of $17,000.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At March 31, 2012, the Company had a positive working capital balance of $27,086,000 including cash and cash equivalents of $1,603,000, short term investments of $13,677,000 and marketable securities of $12,198,000 (for a total of $27,478,000). At December 31, 2011, the Company had cash and cash equivalents of $2,975,000, short term investments of $5,407,000, marketable securities of $13,707,000, and a positive working capital balance of $21,175,000.

The Company’s short term investments at March 31, 2012, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at March 31, 2012 were $678,000 compared to $1,015,000 as at December 31, 2011.

Cash inflows from financing activities totaled $8,229,000 for the three months ended March 31, 2012 versus $101,000 for the comparative period, primarily arising from the Company’s financing activities at the beginning of 2012.

On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per share, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,602,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $166,000. The Company also recognized non-cash costs for the fair value of the share purchase warrants issued and broker’s warrants granted of $704,000 and $108,000 respectively.

On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $628,000 of the gross proceeds to the fair value of the share purchase warrants.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and the feasibility study for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A. The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the range of $150 to $160 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at March 31, 2012. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain. At May 14, 2012, the market value of CZN’s shareholding in Vatukoula Gold Mines was $9.466 million, compared to $12.198 million at March 31, 2012.

The following table reflects the Company’s aggregate financial commitments as of March 31, 2012:

($’000s)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	796	111	446	239	-
Decommissioning Liability (2)	2,445	-	-	-	2,445
Total	3,241	111	446	239	2,445

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 156,719,112 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 6,410,000 and 12,353,798 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2012, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 versus $6,000 for the comparative period. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At March 31, 2012, $2,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2011 - $4,000).

For the three months ended March 31, 2012, the Company incurred short-term employee benefits with officers and directors in the amounts of $166,000 versus $153,000 for the comparative period. For the three months ended March 31, 2012, the Company incurred share-based compensation with officers and directors in the amounts of $18,000 versus $56,000 for the comparative period.

ACCOUNTING POLICIES

The Company recently entered into agreements with the Mine Training Society (funded by the Canadian Federal Government’s Human Resources and Development Department) with a shared purpose of training personnel for future work at the Prairie Creek Mine. According, the Company has adopted effective January 1, 2012, International Accounting Standard 20 – Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). There are two broad approaches to the accounting for government grants under IAS 20: the capital approach, under which a grant is recognised outside profit or loss, and the income approach, under which a grant is recognised in profit or loss over one or more periods. The Company chose to use the income approach as government grants are receipts from a source other than shareholders and therefore they should not be recognised directly in equity but should be recognised in profit or loss in appropriate periods.

The Company recognizes grants from the government at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the Statement of Comprehensive Income (Loss) as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the Statement of Financial Position as a reduction of the carrying value of the related asset.

The Company expects to receive approximately $3 million over the next 3 years. For the three month period ended March 31, 2012, the Company received $109,000 from the Mine Training Society related to training costs and recorded as a reduction to the related expense. For the three month period ended March 31, 2012, the Company received $126,000 from the Mine Training Society related to purchase of equipment and recorded as a reduction of the carrying value of the related asset.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		March 31, 2012	December 31, 2011
Cash and cash equivalents	FVTPL	$1,603	$2,975
Short-term investments	FVTPL	13,677	5,407
Marketable securities	FVTPL	12,198	13,707
Other receivables	Loans and receivables	150	68
Restricted cash	FVTPL	214	214
Accounts payable	Other financial liabilities	(225)	(60)
Accrued and other liabilities	Other financial liabilities	(175)	(660)

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at March 31, 2012, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net loss of approximately $1,220,000.

Included in the loss for the three months ended March 31, 2012 is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net loss would have been approximately $18,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company also holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at March 31, 2012, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $76,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The total value of these items at March 31, 2012 is $27,692,000 (December 31, 2011 - $22,303,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company. At March 31, 2012, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at March 31, 2012, the Company had positive working capital of $27,086,000 (December 31, 2011 - $21,175,000). Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates.

The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Impairment of long-lived assets

The carrying value of property, plant and equipment at March 31, 2012 was $1,006,000 (December 31, 2011 - $1,063,000) and for exploration and evaluation assets was $4,667,000 (December 31, 2011 - $4,694,000).

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At March 31, 2012, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at March 31, 2012, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,445,000 (December 31, 2011 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,892,000 (December 31, 2011 - $1,907,000) discounted at 2.55% per annum (December 31, 2011 – 2.41%). It is assumed the settlement of the obligations will occur through to 2021.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Three months ended March 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Dividend Yield	Nil	0%	0%
Risk free interest rate	Nil	1.9%	2.2% to 2.4%
Expected life	Nil	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	Nil	79.4% to 85.1%	79.5% to 86.1%
Weighted average grant date fair value	Nil	0.38	0.23
Forfeiture rate	Nil	1%	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated March 15, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. A Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Minefill Technical Report. The Resource Estimation in the 2007 Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

In February 2011, the Company engaged SNC-Lavalin Inc. ("SNC") of Vancouver to complete a feasibility study on the Prairie Creek Mine. The general scope of the feasibility study includes detailed engineering and design, including mining equipment, on-site and off-site infrastructure, transportation and logistics; capital and operating cost estimates for underground mining, preliminary designs of stoping methods and layouts; capital cost estimates for the rehabilitation and upgrade of the processing plant, power plant and water treatment and storage ponds; construction schedule and execution plan.

It is expected that a report covering the first stages of SNC’s work will be completed during the second quarter of 2012 and will incorporate capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining, processing and transportation. Further site investigation and geo-technical work will continue during the summer of 2012 and will be incorporated, along with progress in further defining permitting parameters, into a second report that will be completed later in 2012, which updated Report would form the basis of a formal Feasibility Study.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from mineral resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
•
The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On May 14, 2012, the value of the Company’s investment in VGM was $9.466 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory approvals;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company or from the SEC’s website at http://www.sec.gov/edgar.shtml.